EXHBIT 99.1

PRESS RELEASE

[versatel logo]

                                                                   PRESS RELEASE

                    Versatel announces delisting from Nasdaq

       Trading in Versatel ADSs continues on the over-the-counter markets


Amsterdam, 27 June 2002 - Versatel Telecom International N.V. today announced that as a result of the commencement on 19 June 2002 of its suspension of payments proceeding in The Netherlands and its Chapter 11 proceeding in the United States in respect of the holding company, Versatel Telecom International N.V., it has received a letter from Nasdaq giving notice that the company's ADSs will be delisted from The Nasdaq Stock Market effective 27 June 2002. Versatel has decided not to appeal this decision. Versatel's ADSs will continue to trade in the United States on the over-the-counter markets. This action will not affect the listing of the company's shares on Euronext Amsterdam.

                                     - END -

The statements contained in this press release that are not historical facts are "forward looking statements," including statements concerning Versatel's anticipated restructuring and elimination of its debt through a suspension of payments proceeding in The Netherlands and a Chapter 11 proceeding in the United States and other statements made in this release. Actual events or results may differ materially as a result of risks facing Versatel or actual results differing from the assumptions underlying such statements. All forward looking statements are expressly qualified in the entirety by the "Risk Factors" and other cautionary statements included in our Form 20-F for the year ended December 31, 2001 filed with the SEC. All publicly available information dealing with our restructuring, including the draft Disclosure Statement as maybe amended from time to time in respect of the US Chapter 11 proceedings, is or will be available on Versatel's website at http://www.versatel.com.

This press release does not constitute an offer of securities for sale or an offer to purchase securities. No securities referred to herein may be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from such registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Versatel and that will contain detailed information about the company and management, as well as financial statements. Any such offering would be made pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended.

Versatel Telecom International N.V. (Euronext: VRSA) is based in Amsterdam, and is a competitive telecommunications network operator and a leading alternative to the former monopoly telecommunications carriers in our target market of the Benelux and Northwest Germany. Founded in October 1995, the Company holds full telecommunications licenses in The Netherlands, Belgium and Germany and has over 79,000 business customers and 1,267 employees. Versatel operates a facilities-based local access broadband network that uses the latest network technologies to provide business customers with high bandwidth voice, data and Internet services. Versatel is a publicly traded company on Euronext Amsterdam (symbol "VRSA"). News and information are available at http://www.versatel.com.

Note to Editors: The Versatel logo is a registered trademark of Versatel Telecom International N.V. in The Netherlands, Belgium, Luxembourg, Germany and several other European countries.

Contacts:

AJ Sauer                                         Anoeska van Leeuwen
Investor Relations & Corporate Finance Manager   Director Corporate Communications
Tel: +31-20-750-1231                             Tel: +31-20-750-1322
E-mail: aj.sauer@versatel.nl                     E-mail: anoeska.vanleeuwen@versatel.nl
        --------------------                             ------------------------------